FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Zuschlag Charlotte A.	2. Issuer Name and Ticker or Trading Symbol ESB Financial Corporation (ESBF)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive officer
(Last) (First) (Middle) 509 Salem Heights Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year October 1, 2002
(Street) Gibsonia, PA 15044		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								377.1618(1)	I	Custodian
Common Stock								384.4954(2)	I	Custodian
Common Stock								381.3271(3)	I	Custodian
Common Stock								381.3271(4)	I	Custodian
Common Stock								381.3271(5)	I	Custodian
Common Stock								176.1041(6)	I	Custodian
Common Stock								173.7748(7)	I	Custodian
Common Stock								183,831(8)	D	Individual
Common Stock								6,100(9)	D	IRA
Common Stock								2,222.26632(10)	I	401(k) Plan
Common Stock								35,550.8353(11)	I	ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$5.98							06/20/94	06/20/04	Common Stock	6,897(12)			D
Stock Options (Right to Buy)	$6.82							06/22/95	06/22/05	Common Stock	9,581(13)			D
Stock Options (Right to Buy)	$6.78							07/01/96	07/01/06	Common Stock	15,314(14)			D
Stock Options (Right to Buy)	$7.37							06/17/97	06/17/07	Common Stock	15,332(15)			D
Stock Options (Right to Buy)	$11.36							06/16/98	06/16/08	Common Stock	13,939(16)			D
Stock Options (Right to Buy)	$8.84							06/15/99	06/16/09	Common Stock	9,187(17)			D
Stock Option (Right to Buy)	$8.84							06/15/99	06/15/09	Common Stock	12,235(18)			D
Stock Option (Right to Buy)	$7.21							06/12/00	06/12/10	Common Stock	7,707(19)			D
Stock Option (Right to Buy)	$7.21							06/20/00	06/20/10	Common Stock	12,609(20)			D
Stock Option (Right to Buy)	$9.39							11/20/01	11/20/11	Common Stock	6,872(21)			D
Stock Option (Right to Buy)	$9.39							11/20/01	11/20/11	Common Stock	11,127(22)			D

Explanation of Responses:

(1) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 62.8603 additional shares of common stock.
(2) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 64.0826 additional shares of common stock.
(3) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 63.5545 additional shares of common stock.
(4) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 63.5545 additional shares of common stock.
(5) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 63.5545 additional shares of common stock.
(6) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 29.3507 additional shares of common stock.
(7) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 28.9625 additional shares of common stock.
(8) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 30,638 additional shares of common stock.
(9) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 1,016 additional shares of common stock.
(10) Between 4/24/02 and 9/30/02 the reporting person acquired 303.91464 shares of ESB common stock under the ESB Financial Corporation 401(k) Plan and on September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 370.37772 additional shares of common stock.
(11) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 5,925.1392 additional shares of common stock.
(12) This option was previously reported as covering 5,748 shares at an exercise price of $7.17 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(13) This option was previously reported as covering 7,985 shares at an exercise price of $8.18 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(14) This option was previously reported as covering 12,762 shares at an exercise price of $8.14 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(15) This option was previously reported as covering 12,777 shares at an exercise price of $8.84 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(16) This option was previously reported as covering 11,616 shares at an exercise price of $13.63 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(17) This option was previously reported as covering 7,656 shares at an exercise price of $10.61 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(18) This option was previously reported as covering 10,196 shares at an exercise price of $10.61 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(19) This option was previously reported as covering 6,423 shares at an exercise price of $8.646 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(20) This option was previously reported as covering 10,508 shares at an exercise price of $8.646 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(21) This option was previously reported as covering 5,727 shares at an exercise price of $11.27 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002
(22) This option was previously reported as covering 9,273 shares at an exercise price of $11.27 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002

By: /s/ Charlotte A. Zuschlag **Signature of Reporting Person	October 1, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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